VF 3-5-03

SO 3/10/03

03002219

;TATES
IANGE COMMISSION
D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-043009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WG Trading Company LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One East Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Duffy (203) 863-8410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	CT	06902-6982
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

AFFIRMATION

We, Paul R. Greenwood and Stephen Walsh, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WG Trading Company LP for the year ended December 31, 2002, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither WG Trading Company LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2-10-03
Date

Paul R. Greenwood
Managing General Partner
Title

Signature 2-10-03
Date

Stephen Walsh
Managing General Partner
Title

Notary Public

DEBORAH DUFFY
NOTARY PUBLIC
My Commission Expires June 30, 2004

WG TRADING COMPANY LP

TABLE OF CONTENTS

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, Connecticut 06904

Tel: (203) 708 4000
Fax: (203) 708 4797
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the General Managing Partners of
WG Trading Company LP

We have audited the accompanying statement of financial condition of WG Trading Company LP (the "Partnership"), including the condensed schedule of investments, as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement, including the condensed schedule of investments, is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition, including the condensed schedule of investments, presents fairly, in all material respects, the financial position of WG Trading Company LP at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 10, 2003

WG TRADING COMPANY LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH	$ 374,770
SECURITIES OWNED - At market value	2,228,100,485
SECURITIES PLEDGED - At market value	5,214,404,512
RECEIVABLES FROM BROKER-DEALERS	212,659,354
MEMBERSHIP IN EXCHANGE	500,000
OTHER ASSETS	12,566,650
TOTAL ASSETS	$ 7,668,605,771
LIABILITIES AND PARTNERS' CAPITAL	
PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS	$ 1,001,126,998
PAYABLE UNDER SECURITIES LOAN AGREEMENTS	5,111,736,482
OTHER LIABILITIES	675,076
Total liabilities	6,113,538,556
COMMITMENTS AND CONTINGENCIES (Note 6)	
PARTNERS' CAPITAL	1,555,067,215
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 7,668,605,771

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2002

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Market Value
	Common Stock Owned and Pledged, at Market Value:	478.6 %	
	United States:	100.0	
	Aerospace/Defense	9.1	$ 141,297,938
	Air Transport	6.0	93,362,320
	Auto Related	4.1	63,565,355
	Banks and Financial Institutions:	72.6	
4,628,848	Citigroup	10.5	162,889,172
1,348,838	Bank of America	6.0	93,838,670
	Other	56.1	872,023,944
	Beverages:	14.3	
2,234,200	Coca-Cola Co.	6.3	97,902,643
	Other	8.0	125,167,708
	Biotechnology	5.4	83,229,435
	Building Materials	0.9	14,184,270
	Chemicals	7.8	121,022,235
	Commercial Services & Supplies	9.5	147,844,314
	Communications	9.8	152,762,499
	Computers:	17.2	
1,523,124	IBM	7.6	118,042,110
	Other	9.6	149,753,770
	Construction	0.4	6,660,985
	Containers and Packaging	0.9	13,968,329
	Distributors	0.3	4,847,920
	Electrical Equipment and Electric Providers	14.9	231,241,113
	Electronics:	13.8	
5,972,013	Intel Corp.	6.0	92,984,241
	Other	7.8	121,177,767
	Entertainment	19.3	300,903,558
	Foods	12.4	192,884,285
	Health Care:	65.9	
5,553,396	Pfizer Inc.	10.9	169,767,314
2,677,114	Johnson & Johnson	9.2	143,787,790
2,023,714	Merck & Co.	7.4	114,562,451
	Other	38.4	596,067,119
	Hotel/Motel	5.2	80,976,369
	Housewares:	12.8	
1,170,942	Procter & Gamble	6.5	100,630,758
	Other	6.3	97,950,704

(Continued)

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2002

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Market Value
	IT Consulting	1.6 %	$ 24,306,733
	Industrial Conglomerates:	19.2	
8,967,986	General Electric	14.0	218,370,445
	Other	5.2	79,962,631
	Insurance:	23.3	
2,350,889	American International Group	8.7	135,998,925
	Other	14.6	226,490,787
	Internet & Catalog Retail	1.2	28,101,815
	Investment Management Companies	0.2	2,621,431
	Leisure Time	1.3	20,372,262
	Machinery & Engineering	5.8	90,787,738
	Metals/Mining	2.5	39,113,713
	Oil/Gas:	24.5	
6,064,142	Exxon Mobil Corp.	13.6	211,881,136
	Other	10.9	169,623,106
	Paper	2.3	36,047,152
	Personal Products	2.8	42,923,806
	Railroads	2.3	35,488,551
	Real Estate	1.7	26,205,959
	Retail:	28.9	
3,977,904	Wal Mart Stores	12.9	200,923,940
	Other	16.0	249,198,089
	Software:	23.3	
4,819,460	Microsoft Corp.	16.0	249,166,067
	Other	7.3	112,943,579
	Telecommunications:	19.7	
2,465,493	Verizon Communications	6.1	95,537,854
2,992,197	SBC Communications	5.2	81,118,462
	Other	8.4	130,126,810
	Textiles	1.5	23,590,071
	Tobacco	5.4	84,180,323
	Trading Companies & Distributors	0.3	4,792,727
	Utilities	3.2	49,912,879
	Other		67,420,920
	Total Common Stock Owned and Pledged, at Market Value (cost of $11,453,238,419)		$ 7,442,504,997

(Concluded)

See notes to statement of financial condition.

WG TRADING COMPANY LP

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. NATURE OF OPERATIONS

Business - WG Trading Company LP (the "Partnership") is a limited partnership organized primarily for the purpose of entering into various trading strategies, including index arbitrage. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Partnership is a commodity pool as defined in Commodity Futures Trading Commission Regulation 4.10(d)(1).

The Partnership has agreements with clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions (the "Agreement"). Accordingly, the Partnership operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Agreement provides that the Partnership will terminate on December 31, 2050.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities owned and pledged are valued at the last recorded sales price on the date of valuation or, if such price is not available, at the average of the closing bid and asking prices.

Securities Pledged and Payable under Securities Loan Agreements - Securities lending transactions are recorded at the amount of cash collateral received. The Partnership monitors the market value of securities loaned with additional collateral obtained or refunded, as necessary, on a daily basis. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (SFAS No. 140), the Partnership classifies securities loaned and collateral received, including accrued interest payable thereon, in its Statement of Financial Condition as follows:

- Securities pledged, at market value
- Payable under securities loan agreement

Securities lending activities are transacted under master securities loan agreements.

Receivables From and Payables To Broker-Dealers and Clearing Organizations - Receivables from and payables to broker-dealers and clearing organizations represents balances arising in connection with securities transactions. The balances consist of open trade equity on commodity futures contracts, cash on deposit for margin requirements, margin, accrued interest receivable and accrued interest payable. These balances are presented on a net basis by broker-dealer or clearing organization where right of offset exists.

Membership in Exchange - Exchange membership is recorded at cost or, if an impairment has occurred, at a value that reflects management's estimate of the fair value. The Partnership's membership was written down from $772,500 to $500,000 during 2002.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

3. CLEARING AGREEMENTS

Pursuant to agreements between the Partnership and its clearing organizations, the clearing organizations have liens upon all of the Partnership's property including, but not limited to, securities, deposits and receivables. These liens secure the Partnership's liabilities and obligations to the clearing organizations.

4. REGULATORY NET CAPITAL REQUIREMENT

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934 which requires that net capital, as defined, should be at least the greater of $250,000 or 2% of aggregate debits, as defined. Regulatory net capital and the related regulatory net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Partnership had regulatory net capital and minimum regulatory net capital requirements of $883,276,152 and $250,000, respectively.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership is party to financial futures contracts as part of its futures trading activities. Financial futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument at a specified future date and price. Maintaining a financial futures contract will typically require the Partnership to deposit margin with its clearing brokers as security for its obligations. Financial futures contracts provide for daily cash settlements. Market values are based on quoted market prices. Open equity in financial futures contracts is recorded as receivable from and payable to broker-dealers and clearing organizations, as applicable. Based upon fluctuations in market value, additional margin may be required to be deposited as security. All of the financial futures contracts which the Partnership is party to are due to expire on March 15, 2003. The net contract amount of futures at December 31, 2002 was approximately $7.6 billion.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2002, the minimum total rental commitments under noncancelable leases for office space and equipment are as follows:

2003	$ 667,616
2004	562,875
2005	363,593
2006	278,753
2007	151,145
	$2,023,982

Concentration of Credit Risk - The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

The Partnership does not anticipate nonperformance by counterparties in the above situations.

* * * * * *

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, Connecticut 06904

Tel: (203) 708 4000
Fax: (203) 708 4797
www.us.deloitte.com

Deloitte & Touche

February 10, 2003

WG Trading Company LP
One East Putnam Ave.
Greenwich, CT

In planning and performing our audit of the financial statements of WG Trading Company LP (the "Partnership") for the year ended December 31, 2002 (on which we issued our report dated February 10, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, we did not review the practices and procedures followed by the Partnership in making: (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act, (2) the daily computations of the segregation requirements of Section 4(d)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirement pursuant to Regulation 30.7 of the Commodity Exchange Act, because the Partnership has made a claim of exemption from these regulatory requirements to the Commodity Futures Trading Commission pursuant to Regulation 4.7 of the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are

Deloitte
Touche
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safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP